Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2020 and 2020 Reserves Information

CALGARY, AB, March 8, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and financial results for the year ended December 31, 2020 along with our 2020 reserves information.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2020 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  In 2020, we generated $502 million of fund flows from operations ("FFO")(1) and $135 million of free cash flow ("FCF")(1) after investing $367 million on exploration and development ("E&D") capital expenditures. This resulted in a payout ratio of 92% including reclamation and abandonment expenditures and dividends paid earlier in the year.
  In Q4 2020, we generated $135 million of FFO and invested $60 million of E&D capital, resulting in FCF of $75 million which went toward debt reduction. After funding reclamation and abandonment expenditures and minor acquisitions, we reduced the amount outstanding under our revolving credit facility by approximately $175 million over the second half of 2020, leaving us with over $500 million of liquidity available at year-end.
  Achieved 2020 average production of 95,190 boe/d(2), slightly above the midpoint of our guidance range of 94,000 to 96,000 boe/d. Q4 2020 production averaged 87,848 boe/d(2), reflecting the impact from a capital program executed predominately during the first part of 2020 with limited drilling activity over the second half of the year.
  Production from our North American assets averaged 58,774 boe/d(2) in Q4 2020, a decrease of 10% from the prior quarter primarily due to natural decline. The majority of our 2020 North American drilling program was executed during the first half of the year with limited new production added during the second half of the year.
  Production from our International assets averaged 29,073 boe/d(2) in Q4 2020, a decrease of 5% from the prior quarter primarily due to a planned turnaround in Australia and natural decline.
  Total proved plus probable reserves decreased 7% from the prior year to 467 mmboe, as evaluated by GLJ as at December 31, 2020(3). The decrease is primarily due lower capital activity levels and economic impacts.
  Proved plus probable reserve life index remains in excess of 13.
  During Q4 2020, we announced several management changes including the appointments of Mr. Dion Hatcher and Mr. Darcy Kerwin to the newly created roles of Vice President, North America and Vice President, International and HSE, respectively. In lieu of filling the role of COO, Mr. Hatcher and Mr. Kerwin will jointly fulfill the duties and continue to emphasize our focus on cost-control and safe, efficient, profitable operations.
  Vermilion was ranked at the top of our peer group in 2020 in the SAM Corporate Sustainability Assessment ("CSA"). We were also selected for The Sustainability Yearbook 2021, which reflects that our CSA sustainability performance is within the top 15% of our industry (SAM's Upstream Oil & Gas and Integrated category). Vermilion's 2020 Sustainability Report can be found on our website using the following link:
  http://sustainability.vermilionenergy.com/.
  Subsequent to the end of the year we announced a disciplined and balanced E&D capital budget of $300 million for 2021, along with production guidance of 83,000 to 85,000 boe/d. The budget is focused on maximizing returns and FCF in order to facilitate debt reduction and preserve liquidity. Based on the mid-point of our 2021 production and capital expenditure guidance and assuming US$60/bbl WTI oil prices for the balance of the year, we expect to generate over $350 million of FCF in 2021, which will be used to reduce our debt.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(3)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 12, 2021 with an effective date of December 31, 2020 (the "2020 GLJ Reserves Report").

($M except as indicated)	Q4 2020	Q3 2020	Q4 2019	2020	2019
Financial
Petroleum and natural gas sales	316,198	282,020	388,802	1,119,545	1,689,863
Fund flows from operations	135,212	114,776	215,592	502,065	908,055
Fund flows from operations ($/basic share) (1)	0.85	0.73	1.38	3.18	5.87
Fund flows from operations ($/diluted share) (1)	0.85	0.73	1.38	3.18	5.82
Net (loss) earnings	(57,707)	(69,926)	1,477	(1,517,427)	32,799
Net (loss) earnings ($/basic share)	(0.36)	(0.44)	0.01	(9.61)	0.21
Capital expenditures	59,894	31,330	100,625	367,202	523,164
Acquisitions	4,821	6,720	9,165	25,810	38,472
Asset retirement obligations settled	7,271	2,305	7,352	14,278	19,442
Cash dividends ($/share)	—	—	0.690	0.575	2.760
Dividends declared	—	—	107,702	90,067	427,311
% of fund flows from operations	— %	—%	50%	18%	47%
Net dividends (1)	—	—	97,502	81,790	392,374
% of fund flows from operations	— %	—%	45%	16%	43%
Payout (1)	67,165	33,635	205,479	463,270	934,980
% of fund flows from operations	50%	29%	95%	92%	103%
Net debt	2,105,983	2,136,219	1,993,194	2,105,983	1,993,194
Net debt to four quarter trailing fund flows from operations	4.19	3.67	2.20	4.19	2.20
Operational
Production (2)
Crude oil and condensate (bbls/d)	40,555	43,240	46,261	43,421	47,902
NGLs (bbls/d)	8,627	9,509	8,160	8,937	7,984
Natural gas (mmcf/d)	232.00	256.34	260.72	256.99	266.82
Total (boe/d)	87,848	95,471	97,875	95,190	100,357
Average realized prices
Crude oil and condensate ($/bbl)	55.31	52.77	71.25	50.53	74.42
NGLs ($/bbl)	19.20	15.04	14.63	13.06	13.61
Natural gas ($/mcf)	4.13	2.34	3.61	2.77	3.58
Production mix (% of production)
% priced with reference to WTI	40%	40%	40%	40%	39%
% priced with reference to Dated Brent	17%	17%	17%	16%	18%
% priced with reference to AECO	27%	28%	26%	28%	25%
% priced with reference to TTF and NBP	16%	15%	17%	16%	18%
Netbacks ($/boe)
Operating netback (1)	19.67	16.29	27.53	17.58	29.25
Fund flows from operations netback	16.50	12.95	24.40	14.32	24.77
Operating expenses	13.00	10.21	12.52	11.89	12.01
General and administration expenses	2.27	1.35	1.88	1.73	1.61
Average reference prices and foreign exchange rates
WTI (US $/bbl)	42.66	40.93	56.96	39.40	57.03
Edmonton Sweet index (US $/bbl)	38.59	37.42	51.59	34.08	52.15
Saskatchewan LSB index (US $/bbl)	38.96	37.57	51.58	34.14	52.50
Dated Brent (US $/bbl)	44.23	43.00	63.25	41.67	64.30
AECO ($/mcf)	2.64	2.24	2.48	2.23	1.76
NBP ($/mcf)	6.99	3.67	5.38	4.30	5.90
TTF ($/mcf)	6.63	3.51	5.36	4.18	5.90
CDN $/US $	1.30	1.33	1.32	1.34	1.33
CDN $/Euro	1.55	1.56	1.46	1.53	1.49
Share information ('000s)
Shares outstanding - basic	158,724	158,308	156,290	158,724	156,290
Shares outstanding - diluted (1)	165,396	163,800	159,912	165,396	159,912
Weighted average shares outstanding - basic	158,561	158,307	155,950	157,908	154,736
Weighted average shares outstanding - diluted (1)	158,561	158,307	156,180	157,908	156,094

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

Vermilion started 2020 on a strong footing in what appeared to be a constructive outlook for commodity prices. That all changed in mid-February as the effects from the COVID-19 pandemic started to take hold. As we are all too aware now, the pandemic had devastating effects on the global economy and commodity prices. As commodity prices collapsed, we took swift and decisive action, making drastic changes to our business in order to protect the balance sheet and preserve financial liquidity. We reduced our 2020 capital program in March, suspended our dividend in April and, with other cost saving initiatives, reduced over $550 million combined of annualized cash outflows. In the months following, we made several changes to our executive leadership team and undertook a global organizational review to improve profitability and long-term sustainability. While these collective decisions were difficult to make, we can look back now with confidence and know that they were in the best interests of the Company. Not only did Vermilion successfully navigate this downturn, we have made several structural changes to our business that will improve our long-term sustainability and add value for our shareholders over the coming years.

One of the themes emerging from the COVID-19 pandemic is an increased awareness and focus on environmental, social and governance ("ESG") matters and the energy transition. Vermilion has been focused on ESG for well over a decade and we take great pride in our ESG leadership within the mid-cap energy space. Sustainability is fundamental to our business which is reflected in our consistently strong results and rankings from external ESG agencies, including Vermilion's recent inclusion in The Sustainability Yearbook 2021 based on the SAM (now S&P Global) Corporate Sustainability Assessment. We maintained our disciplined focus on ESG through 2020 despite the challenges caused by COVID-19, and we are committed to progressing our ESG initiatives in the future as we see Vermilion being a key contributor to the energy transition. As such, we are currently developing a comprehensive, long-term ESG strategy that will be fully integrated into our business with clear objectives, including further targets for emissions reductions. This new ESG strategy and associated targets are expected to be in place by mid-2021.

Despite all the challenges in 2020, we still managed to execute a $367 million exploration and development ("E&D") capital program and deliver annual average production of 95,190 boe/d(2) which is slightly above the midpoint of our guidance range of 94,000 to 96,000 boe/d. In 2020, we executed a front-end weighted capital program whereby approximately 65% of our E&D capital was invested in Q1 2020, resulting in peak production of over 100,000 boe/d in Q2 2020 and declining to 87,848 boe/d in Q4 2020. Through our profitability review, we have determined that this allocation of capital is not the most efficient and increases the challenges of managing our production base over time. We have incorporated these learnings into our 2021 budget and are targeting a much more level-loaded capital program in 2021, as was outlined in our budget announcement in January.

The volatile commodity environment in 2020 saw WTI oil prices peak above US$60/bbl at the beginning of the year and collapse to an unprecedented negative price in April as global storage levels surged following the stay-at-home measures put in place around the world. The WTI benchmark averaged US$39.40/bbl for 2020, compared to US$57.03/bbl in 2019. European natural gas prices experienced similar volatility as a result of the pandemic-induced demand destruction. The TTF benchmark traded below C$2/mcf in May but recovered to over C$8/mcf by December, averaging $4.30/mcf for the full year, compared to $5.90/mcf in 2019. Fortunately, we had the majority of our European conventional natural gas production hedged through the summer months at much higher prices, which offset some of this price weakness.

We generated $502 million of fund flows from operations ("FFO")(1) in 2020 and $135 million of free cash flow ("FCF")(1), which more than covered the dividends paid earlier in the year, along with reclamation and abandonment expenditures and minor acquisitions. In Q4 2020, we generated $135 million of FFO and invested $60 million of E&D capital, resulting in FCF of $75 million which went toward debt reduction. After accounting for reclamation and abandonment expenditures and minor acquisitions, we reduced the amount outstanding under our revolving credit facility by approximately $175 million during the second half of 2020, leaving us with over $500 million of liquidity available at year-end. Based on the mid-point of our 2021 production and capital expenditure guidance and assuming US$60/bbl WTI oil prices for the balance of the year, we expect to generate over $350 million of FCF in 2021, which will be used to further reduce our debt.

It has been a challenging year for the oil and gas industry and Vermilion; however, we are pleased with what our Company has accomplished under the circumstances. While we still have lots of work to do, we believe our Company is on a much stronger footing today and is better positioned for long-term value creation. Vermilion has a world class asset base comprised of highly efficient, low decline conventional oil and natural gas producing assets that generate strong free cash flow. These assets provide risk reducing attributes owing to their global diversification and global commodity exposure, and also provide significant leverage to recovering global commodity prices. In the near-term, all of our free cash flow will be allocated to debt reduction, but as we begin to make more meaningful progress towards our debt targets, we will review our long-term shareholder return policy to determine the appropriate time to reinstate a dividend and/or share buyback program. We would like to thank our shareholders for their ongoing support and look forward to providing further updates on our 2021 program as the year progresses.

We would like to share with you the news that Larry MacDonald, our Lead Director, has recently been awarded the Order of Canada. This award is made to individuals who have demonstrated "outstanding achievement and merit of the highest degree, especially in service to Canada or to humanity at large". This is absolutely a remarkable achievement for Larry and is a reflection of the significant personal contributions he has made for the disadvantaged, not only in Canada but also globally, over his lifetime. Larry has been a member of our Board of Directors since 2002 and we are proud to be associated with such an outstanding individual.

Q4 2020 Operations Review

North America

Production from our North American assets averaged 58,774 boe/d in Q4 2020, a decrease of 10% from the prior quarter primarily due to natural decline. The majority of our 2020 North American drilling program was executed during the first half of the year with limited new production added during the second half of the year. We resumed drilling activity in Alberta in the fourth quarter, drilling seven (6.6 net) Mannville wells and completing two (1.6 net) wells which were brought on production prior to year-end. The remaining five (5.0 net) wells were completed and brought on production in early 2021. No drilling or completion activity occurred in southeast Saskatchewan or Wyoming during the fourth quarter, however we expect to resume drilling in these areas in Q2 2021.

International

Production from our International assets averaged 29,073 in Q4 2020, a decrease of 5% from the prior quarter primarily due to a planned turnaround in Australia and natural decline. In Australia, we successfully completed an 11-day planned maintenance turnaround, which included the tie in of a new sediments management system which is expected to improve facility operating efficiency.

Activity in our European operating areas was primarily focused on maintenance, well work-over activities and planning for the 2021 drilling campaign in the Netherlands, Hungary and Croatia. All drilling permits have been received for our 2021 European drilling campaign, along with the production license for the Burgmoor Z5 well (46% working interest) in Germany which is scheduled to start-up in the second half of 2021. In France, we obtained the necessary authorization for trucking our Paris Basin light crude oil in advance of the Grandpuits refinery closure in Q1 2021. The refinery recently ceased all oil refining operations and we have begun trucking our light crude oil to other refineries in France without any disruption to our field operations. We will continue to evaluate transportation options and remain optimistic we can find a cost effective long-term solution.

2020 Reserve Report

Our 2020 total proved plus probable reserves decreased 7% from the prior year to 467 mmboe(3). The decrease is primarily due to lower commodity price assumptions and lower capital activity levels in 2020. Despite these revisions our total proved plus probable reserve life index remains greater than 13 years while our total proved plus probable 3-year F&D operating recycle ratio remains over 2 times, owing to our high netback production base. In an effort to reduce costs, the Company did not complete a resource evaluation this year.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2020 Annual Information Form for the year ending December 31, 2020 ("2020 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	124,376	5,652	79,155	209,183	136,969	346,152
International	60,977	7,112	7,992	76,081	44,370	120,451
Vermilion	185,353	12,764	87,147	285,264	181,339	466,603

The following table summarizes the finding and development costs and associated operating recycle ratios by reserve category for the three-year period ending December 31, 2020:

	3-Year Average
	PDP	1P	2P
Finding and Development Costs, including FDC (F&D) ($/boe) (4)	$14.83	$13.74	$11.79
Finding, Development and Acquisition Costs, including FDC (FD&A) ($/boe) (4)	$20.35	$19.82	$15.37

F&D Operating Recycle Ratio * (5)	1.7	1.8	2.1
FD&A Operating Recycle Ratio * (5)	1.2	1.3	1.6

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2020 Annual Information Form for detailed information by country and product type.

1P (mboe)	North America	International	Vermilion
December 31, 2019	221,979	87,961	309,940
Discoveries	—	—	—
Extensions & improved recovery	18,612	2,265	20,877
Technical revisions	1,701	4,381	6,082
Acquisitions	2,159	—	2,159
Dispositions	(3,679)	—	(3,679)
Economic factors	(7,998)	(7,277)	(15,275)
Production	(23,591)	(11,249)	(34,840)
December 31, 2020	209,183	76,081	285,264

2P (mboe)	North America	International	Vermilion
December 31, 2019	359,828	141,049	500,877
Discoveries	—	—	—
Extensions & improved recovery	17,741	5,131	22,872
Technical revisions	3,080	(1,558)	1,522
Acquisitions	4,302	—	4,302
Dispositions	(4,955)	—	(4,955)
Economic factors	(10,254)	(12,923)	(23,177)
Production	(23,591)	(11,249)	(34,840)
December 31, 2020	346,151	120,450	466,601

Additional information about our 2020 GLJ Reserves Report can be found in our 2020 Annual Information Form on our website at www.vermilionenergy.com and on SEDAR at www.sedar.com.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of March 1, 2021, we have 45% of our expected net-of-royalty production hedged for the first half of 2021. With respect to individual commodity products, we have hedged 64% of our European natural gas production, 38% of our oil production, and 46% of our North American natural gas volumes for the first half of 2021, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:
https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

Vermilion continued to build on our track record of industry-leading ESG performance based on rankings by third party ratings agencies in 2020. Vermilion was ranked at the top of our peer group in 2020 in the SAM Corporate Sustainability Assessment ("CSA"). We were also selected for The Sustainability Yearbook 2021, which recognizes that our CSA sustainability performance is within the top 15% of our industry (SAM's Upstream Oil & Gas and Integrated category). During Q4 2020, we also released our 2020 Corporate Sustainability Report, marking our 7th year of ESG reporting. The 2020 report highlights our ongoing focus on reducing emissions within our operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board. The report can be found on our Sustainability micro-site using the following link: https://sustainability.vermilionenergy.com/.

(Signed "Lorenzo Donadeo")	(Signed "Curtis Hicks")

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
March 5, 2021	March 5, 2021

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(3)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 12, 2021 with an effective date of December 31, 2020 (the "2020 GLJ Reserves Report").

(4)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

(5)	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.

Management's Discussion and Analysis, Consolidated Financial Statements and Annual Information Form

To view Vermilion's Management's Discussion and Analysis and Consolidated Financial Statements for the years ended December 31, 2020 and 2019, along with Vermilion's 2020 Annual Information Form, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Curtis Hicks, President; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 08-MAR-21